

October 31, 2018

Doran Biran
Chief Executive Officer
TechCare Corp.
1140 Avenue of the Americas
New York, NY 10036

>   **Re: TechCare Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed October 22, 2018**
>   **File No. 000-55680**

Dear Mr. Biran:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Action II and III
Adoption of the First Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 17

1.   You disclose that the Restated Charter and Restated Bylaw amendments "represent best practices" and "improve the quality of [y]our corporate governance," but only provide an abbreviated list of the corporate governance topics that will be affected by such amendments. Please revise to provide a detailed description of the differences between the existing provisions and the restated and amended provisions so stockholders are able to understand how such changes affect their rights and privileges. Your revised disclosure should include a discussion of how such changes will materially limit the rights and privileges of your stockholders. Refer to Item 1 of Schedule 14C and Item 19 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Edwin Kim, Attorney-Adviser, at (202) 551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Shachar Hadar